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14048400

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2013 December 31, 2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spectrum Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park
(No. and Street)
Stamford, Connecticut 06905

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jean M. Orlando 203-322-0189

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Jean Orlando, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Spectrum Asset Management, Inc. as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jean Orlando
Financial and Operations Principal

Notary Public

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Income
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

NANCY K. DRAY
Notary Public
My Commission Expires November 30, 2018

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Spectrum Asset Management, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Spectrum Asset Management, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Spectrum Asset Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period January 1, 2013 to December 31, 2013. Spectrum Asset Management, Inc.'s management is responsible for Spectrum Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check or bank statement. There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7 for the fiscal period January 1, 2013 to December 31, 2013. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly revenue detail from the revenue sub-ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period January 1, 2013 to December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2014

1401-1184378

Spectrum Asset Management, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2013 and 2012

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Spectrum Asset Management, Inc.

We have audited the accompanying financial statements of Spectrum Asset Management, Inc., (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2014

Spectrum Asset Management, Inc.

Statements of Financial Condition

	December 31 2013	2012
Assets		
Cash and cash equivalents	**$ 5,808,110**	$ 3,641,827
Management fees and commissions receivable:		
Affiliated	**1,343,083**	1,222,728
Non-affiliated	**3,229,588**	4,669,470
Fixed assets, net	**225,510**	197,840
Deferred income taxes	**240,456**	206,485
Other assets	**26,093**	10,415
Total assets	**$ 10,872,840**	$ 9,948,765
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	**$ 177,709**	$ 115,483
Accrued compensation	**4,087,342**	3,302,303
Income taxes payable to affiliates	**957,197**	1,078,578
Due to affiliates	**450,600**	456,968
Total liabilities	**5,672,848**	4,953,332
Stockholder's equity:		
Common stock, no par value – 100,000 shares authorized, issued and outstanding	**663,500**	663,500
Additional paid-in capital	**895,000**	1,030,000
Retained earnings	**3,641,492**	3,301,933
Total stockholder's equity	**5,199,992**	4,995,433
Total liabilities and stockholder's equity	**$ 10,872,840**	$ 9,948,765

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Income

	Year Ended December 31	
	2013	**2012**
Revenues		
Management fees	**$ 39,266,161**	$ 33,795,502
Commissions	**772,867**	944,458
Interest income	**5,021**	8,998
Net realized/unrealized capital gains	**(257,390)**	–
Total revenues	**39,786,659**	34,748,958
Expenses		
Compensation and related expense	**19,266,501**	16,256,751
Other operating expenses	**3,302,644**	3,401,939
Total expenses	**22,569,145**	19,658,690
Income before income tax expense	**17,217,514**	15,090,268
Income tax expense	**6,122,748**	5,534,638
Net income	**$ 11,094,766**	$ 9,555,630

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2012	$ 663,500	$ 1,142,500	$ 2,454,760	$ 4,260,760
Net income	–	–	9,555,630	9,555,630
Return of capital	–	(112,500)	–	(112,500)
Dividend to parent	–	–	(8,708,457)	(8,708,457)
Balance at December 31, 2012	663,500	1,030,000	3,301,933	4,995,433
Net income	–	–	**11,094,766**	**11,094,766**
Return of capital	–	**(135,000)**	–	**(135,000)**
Dividend to parent	–	–	**(10,755,207)**	**(10,755,207)**
Balance at December 31, 2013	**$ 663,500**	**$ 895,000**	**$ 3,641,492**	**$ 5,199,992**

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2013	**2012**
Operating activities		
Net income	**$ 11,094,766**	$ 9,555,630
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**124,374**	102,982
Deferred income taxes	**(33,971)**	(52,284)
Changes in operating assets and liabilities:	**–**	
Management fees and commissions receivable	**1,319,527**	(2,330,651)
Other assets	**(15,678)**	9,453
Accounts payable	**62,226**	43,900
Accrued compensation	**785,039**	(1,568,336)
Due to affiliates	**(6,368)**	(2,876,106)
Income taxes payable to affiliates	**(121,381)**	233,254
Net cash provided by operating activities	**13,208,534**	3,117,842
Investing activities		
Purchases of fixed assets	**(152,044)**	(14,757)
Net cash used in investing activities	**(152,044)**	(14,757)
Financing activities		
Dividend paid to Principal Global Investors, LLC	**(10,755,207)**	(8,708,457)
Return of capital to Principal Global Investors, LLC	**(135,000)**	(112,500)
Net cash used in financing activities	**(10,890,207)**	(8,820,957)
Net increase (decrease) in cash and cash equivalents	**2,166,283**	(5,717,872)
Cash and cash equivalents at beginning of year	**3,641,827**	9,359,699
Cash and cash equivalents at end of year	**$ 5,808,110**	$ 3,641,827
Income taxes paid	**$ 6,278,100**	$ 5,353,668

See accompanying notes.

Spectrum Asset Management, Inc.

Notes to Financial Statements

December 31, 2013

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company) is a registered investment advisor, broker-dealer, and commodity-introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), providing investment management and security investment brokerage for institutional clients. The Company is also a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed-rate preferred stocks and cash. To minimize principal fluctuations, the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp.

The Company is a wholly owned subsidiary of Principal Global Investors, LLC (Principal Global). Principal Global is a wholly owned subsidiary of Principal Life Insurance Company (Principal Life). Principal Life is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI). PFSI is a wholly owned subsidiary of Principal Financial Group (PFG).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company holds cash on deposit with JP Morgan Clearing Corp. (JPMCC) in order to continue to do business with JPMCC. The amounts held on deposit with JPMCC were $303,282 and $153,282 as of December 31, 2013 and 2012, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are comprised of furniture and equipment and leasehold improvements. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2013, 46% of the Company's revenues were derived from four unaffiliated customers. During 2012, 40% of the Company's revenues were derived from three unaffiliated customers. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued.

Income Taxes

The Company is taxed as a division of Principal Life at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax basis of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

3. Fixed Assets

		December 31		
		2013		**2012**
Fixed assets consisted of the following:				
Furniture and equipment and leasehold improvements	$	**1,136,855**	$	1,005,541
Less accumulated depreciation and amortization		**(911,345)**		(807,701)
	$	**225,510**	$	197,840

4. Leases

As of December 31, 2013, future minimum rentals under capital and operating leases for office space and certain equipment that have initial or non-cancelable lease terms in excess of one year are as follows:

2014	$ 305,082
2015	310,132
2016	292,299
2017	259,830
2018	262,530
Thereafter	200,700
	$ 1,630,573

Rent expense for 2013 and 2012 totaled $283,420 and $325,893, respectively.

5. Income Taxes

The Company's taxable income or loss is included in the consolidated income tax return filed by PFG. PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each company. Taxes paid during 2013 and 2012 were $6,278,100 and $5,353,668, respectively.

5. Income Taxes (continued)

Deferred taxes are provided for the temporary differences between the financial reporting and income tax bases of assets and liabilities using the enacted income tax rates and laws. Deferred income tax expenses or benefit is based on the change in the asset or liability from year to year. Deferred income tax assets arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income tax liabilities arise primarily from differences in depreciation methods for book and tax purposes. Net deferred income taxes are comprised of deferred income tax assets of $240,456 and $206,485 and deferred income tax liabilities of $0 and $0 at December 31, 2013 and 2012, respectively.

The Company's income tax expense (benefit) is as follows:

	Year Ended December 31	
	2013	**2012**
Current	**$ 6,156,719**	$ 5,586,922
Deferred	**(33,971)**	(52,284)
	$ 6,122,748	$ 5,534,638

Income tax expense for 2013 and 2012 differs from the expected income tax expense computed by applying the statutory federal income tax rates to income before income tax expense primarily due to amortization of goodwill recorded for income tax purposes.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is not material to the Company's financial position. Therefore, the total amount of tax contingencies, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in other general expenses. The Company recognized no interest expense and penalties related to income tax as of December 31, 2013.

The Internal Revenue Service (IRS) has completed examination of PFG's consolidated federal income tax returns for years prior to 2004. PFG is contesting certain issues and have filed suit in the Court of Federal Claims, requesting refunds for the years 1995-2003. The issues PFG is contesting have no impact on the Company.

5. Income Taxes (continued)

The IRS completed its examinations of tax years 2004 through 2008. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and will file claims for refund relating to disputed adjustments for tax years 2006 through 2008 in 2014. The IRS commenced audit of our U.S. federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012 and for 2011 during the first quarter of 2013. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

6. Related-Party Transactions

The Company provides investment and advisory services to funds managed by affiliates with fees totaling $15,763,659 and $12,492,977 in 2013 and 2012, respectively.

The Company reimburses Principal Global for employees' services and certain other operating costs, which are provided or initially paid by Principal Global and totaled $20,027,171 and $19,388,794 in 2013 and 2012, respectively.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2013, the Company had defined net capital of $3,908,161, which was $3,656,901 in excess of its required minimum net capital of $251,260. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.96 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

Supplementary Information

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA

December 31, 2013

1.Total ownership equity from statement of financial condition	$ 5,199,992
2.Deduct ownership equity not allowable for net capital	
3.Total ownership equity qualified for net capital	5,199,992
4.Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
B. Other (deductions) or allowable credits	1,903,946
5.Total capital and allowable subordinated liabilities	$ 7,103,938
6.Deductions and/or charges:	
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 3,195,777
B. Secured demand note deficiency	
C. Commodity futures contracts and spot commodities – proprietary capital charges	
D. Other deductions and/or charges	
7.Other additions and/or allowable credits	
8.Net capital before haircuts on securities positions	3,908,161
9.Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	
B. Subordinated securities borrowings	
C. Trading and investment securities:	
1.Exempted securities	
2.Debt securities	
3.Options	
4.Other securities	
D. Undue concentration	
E. Other	
10. Net capital	$ 3,908,161

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA (continued)

Computation Basic of Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 251,260
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	45,000
13. Net capital requirement (greater of line 11 or 12)	251,260
14. Excess net capital (line 10 less 13)	3,656,901
15. Excess net capital at 1000% (line 10 less 10% of line 19)	3,531,271

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	3,768,902
17. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
19. Total aggregate indebtedness	$ 3,768,902
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	96.44%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0.00

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2013

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully-disclosed basis. Name of clearing firm: JP Morgan Clearing Corp.	X
D. (k)(3) – Exempted by order of the Commission	______

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA

December 31, 2013

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Amended Form X-17A-5 Part IIA filing as of December 31, 2013, submitted on February 27, 2014.